Exhibit 99.36

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Titan Mining Corporation (“Titan” or the “Company”)
Suite 555 – 999 Canada Place
Vancouver, BC V6C 3E1

2.	DATE OF MATERIAL CHANGE

September 26, 2024

3.	NEWS RELEASE

News release dated September 26, 2024, was disseminated through the facilities of Newswire and filed on SEDAR+.

4.	SUMMARY OF MATERIAL CHANGE

Titan announced the appointment of Rita Adiani as President of the Company.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Titan announced the appointment of Rita Adiani as President of the Company.

Ms. Adiani has over 18 years of global experience in the mining industry, with a proven track record in capital markets, project development, and corporate leadership. She was previously Senior Vice President of Corporate Development at Arizona Sonoran Copper Company and has held senior roles at firms such as NRG Capital, La Mancha Resources and Societe Generale in London and Paris, respectively. She also served as Senior Adviser to International Battery Metals and has specific experience in the energy transition sector. Over her career, Ms. Adiani has been involved in raising over US$10 billion in public equity capital markets.

A graduate of the University of Oxford and the University of Sheffield, Ms. Adiani is a qualified solicitor of the Supreme Court of England & Wales (non-practicing), with additional qualifications in ESG investing and Mining Engineering.

Ms. Adiani will be starting in her new role as President of the Company in mid-October 2024.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICERS

Tom Ladner, VP Legal, (604) 638-1470

9.	DATE OF REPORT

October 4, 2024